April 5, 2010


Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.  20549


Ladies and Gentlemen:

We have read the comments made regarding us in Item 4.01 of Form 8-K of Atlantic Coast Federal Corporation, dated March 31, 2010, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement in the first paragraph that the audit committee met on March 31, 2010, and approved McGladrey and Pullen, LLP to serve as the Company's independent accountant for the fiscal year ending December 31, 2010, nor are we in a position to agree or disagree with any of the content in the third paragraph.


/s/ Crowe Horwath LLP

Crowe Horwath LLP
Brentwood, Tennessee


cc:    Mr. Robert Smith
       Audit Committee Chairman
       Atlantic Coast Federal Corporation